

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Patrick Brickley
Chief Financial Officer
Everbridge, Inc.
25 Corporate Drive, Suite 400
Burlington, MA 01803

      Re: Everbridge, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 24, 2023
          File No. 001-37874

Dear Patrick Brickley:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Additional Supplemental Non-GAAP Financial Measures, page 75

1.   We note your Additional Supplemental Non-GAAP Financial Measures, specifically the reconciliation table of your GAAP to non-GAAP financial measures for the years ended December 31, 2022 through 2020. The reconciliation table appears to include most of the major captions of the consolidated statements of operations, which gives undue prominence to your Non-GAAP financial measures. Please revise your presentation to comply with Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment also applies to the Reconciliation of GAAP measures to non-GAAP measures presented in the earnings release furnished with your Item 2.02 Form 8-K filed on February 22, 2023.

2.   We also note you disclose Non-GAAP gross margin, a non-GAAP financial measure, without its most directly comparable GAAP financial measure, which is a GAAP gross profit margin. Please revise to disclose the most directly comparable GAAP financial

measure with equal or greater prominence. This comment also applies to the Non-GAAP gross margin presented in the earnings release furnished with your Item 2.02 Form 8-K filed on February 22, 2023. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology